EXHIBIT 13.2
Condensed consolidated statement of income

	three months ended March 31
(unaudited - millions of Canadian $, except per share amounts)	2022	2021

Revenues
Canadian Natural Gas Pipelines	1,088	1,119
U.S. Natural Gas Pipelines	1,449	1,351
Mexico Natural Gas Pipelines	152	154
Liquids Pipelines	668	573
Power and Storage	143	184
	3,500	3,381
Income from Equity Investments	205	259
Operating and Other Expenses
Plant operating costs and other	1,006	886
Commodity purchases resold	128	—
Property taxes	207	196
Depreciation and amortization	626	645
Goodwill and asset impairment charges and other	571	2,845
	2,538	4,572
Financial Charges
Interest expense	580	570
Allowance for funds used during construction	(75)	(50)
Interest income and other	(61)	(62)
	444	458
Income/(Loss) before Income Taxes	723	(1,390)
Income Tax Expense/(Recovery)
Current	275	209
Deferred	48	(649)
	323	(440)
Net Income/(Loss)	400	(950)
Net income attributable to non-controlling interests	11	69
Net Income/(Loss) Attributable to Controlling Interests	389	(1,019)
Preferred share dividends	31	38
Net Income/(Loss) Attributable to Common Shares	358	(1,057)
Net Income/(Loss) per Common Share
Basic and diluted	$0.36	($1.11)
Weighted Average Number of Common Shares (millions)
Basic	981	953
Diluted	982	953
See accompanying Notes to the Condensed consolidated financial statements.
44 | TC Energy First Quarter 2022

Condensed consolidated statement of comprehensive income

	three months ended March 31
(unaudited - millions of Canadian $)	2022	2021

Net Income/(Loss)	400	(950)
Other Comprehensive Loss, Net of Income Taxes
Foreign currency translation gains and losses on net investment in foreign operations	(301)	(298)
Change in fair value of net investment hedges	19	11
Change in fair value of cash flow hedges	18	11
Reclassification to net income of gains and losses on cash flow hedges	8	8
Reclassification to net income of actuarial gains and losses on pension and other post-retirement benefit plans	1	3
Other comprehensive income on equity investments	180	187
Other comprehensive loss	(75)	(78)
Comprehensive Income/(Loss)	325	(1,028)
Comprehensive income attributable to non-controlling interests	9	57
Comprehensive Income/(Loss) Attributable to Controlling Interests	316	(1,085)
Preferred share dividends	31	38
Comprehensive Income/(Loss) Attributable to Common Shares	285	(1,123)
See accompanying Notes to the Condensed consolidated financial statements.

TC Energy First Quarter 2022 | 45

Condensed consolidated statement of cash flows

	three months ended March 31
(unaudited - millions of Canadian $)	2022	2021

Cash Generated from Operations
Net income/(loss)	400	(950)
Depreciation and amortization	626	645
Goodwill and asset impairment charges and other	571	2,845
Deferred income taxes	48	(649)
Income from equity investments	(205)	(259)
Distributions received from operating activities of equity investments	234	287
Employee post-retirement benefits funding, net of expense	(6)	5
Equity allowance for funds used during construction	(53)	(34)
Unrealized losses/(gains) on financial instruments	16	(36)
Foreign exchange losses on loan receivable from affiliate	28	35
Other	8	9
Decrease/(increase) in operating working capital	40	(232)
Net cash provided by operations	1,707	1,666
Investing Activities
Capital expenditures	(1,508)	(1,645)
Contributions to equity investments	(1,415)	(240)
Loans to affiliate	(163)	—
Other distributions from equity investments	1,199	—
Deferred amounts and other	54	(306)
Net cash used in investing activities	(1,833)	(2,191)
Financing Activities
Notes payable issued/(repaid), net	330	(2,707)
Long-term debt issued, net of issue costs	—	5,929
Long-term debt repaid	(26)	(980)
Junior subordinated notes issued, net of issue costs	1,011	496
Redeemable non-controlling interest repurchased	—	(633)
Dividends on common shares	(853)	(761)
Dividends on preferred shares	(31)	(39)
Distributions to non-controlling interests	(10)	(51)
Distributions on Class C Interests	(21)	—
Common shares issued, net of issue costs	129	34
Other	5	(5)
Net cash provided by financing activities	534	1,283
Effect of Foreign Exchange Rate Changes on Cash and Cash Equivalents	(8)	(31)
Increase in Cash and Cash Equivalents	400	727
Cash and Cash Equivalents
Beginning of period	673	1,530
Cash and Cash Equivalents
End of period	1,073	2,257
See accompanying Notes to the Condensed consolidated financial statements.
46 | TC Energy First Quarter 2022

Condensed consolidated balance sheet

(unaudited - millions of Canadian $)		March 31, 2022	December 31, 2021

ASSETS
Current Assets
Cash and cash equivalents		1,073	673
Accounts receivable		3,235	3,092
Loans receivable from affiliates		1,285	1,217
Inventories		965	724
Other current assets		1,912	1,717
		8,470	7,423
Plant, Property and Equipment	net of accumulated depreciation of $32,406 and $31,930, respectively	70,482	70,182
Equity Investments		8,821	8,441
Long-Term Loans Receivable from Affiliate		289	238
Restricted Investments		2,067	2,182
Regulatory Assets		1,825	1,767
Goodwill		11,847	12,582
Other Long-Term Assets		1,381	1,403
		105,182	104,218
LIABILITIES
Current Liabilities
Notes payable		5,465	5,166
Accounts payable and other		5,681	5,099
Dividends payable		896	879
Accrued interest		579	577
Current portion of long-term debt		1,302	1,320
		13,923	13,041
Regulatory Liabilities		4,267	4,300
Other Long-Term Liabilities		1,029	1,059
Deferred Income Tax Liabilities		6,213	6,142
Long-Term Debt		36,977	37,341
Junior Subordinated Notes		9,831	8,939
		72,240	70,822
EQUITY
Common shares, no par value		26,860	26,716
Issued and outstanding:	March 31, 2022 – 983 million shares December 31, 2021 – 981 million shares
Preferred shares		3,487	3,487
Additional paid-in capital		717	729
Retained earnings		3,261	3,773
Accumulated other comprehensive loss		(1,507)	(1,434)
Controlling Interests		32,818	33,271
Non-Controlling Interests		124	125
		32,942	33,396
		105,182	104,218
Contingencies and Guarantees (Note 14)
Variable Interest Entities (Note 15)
See accompanying Notes to the Condensed consolidated financial statements.
TC Energy First Quarter 2022 | 47

Condensed consolidated statement of equity

	three months ended March 31
(unaudited - millions of Canadian $)	2022	2021

Common Shares
Balance at beginning of period	26,716	24,488
Shares issued:
Acquisition of TC PipeLines, LP, net of transaction costs	—	2,063
Exercise of stock options	144	38
Balance at end of period	26,860	26,589
Preferred Shares
Balance at beginning and end of period	3,487	3,980
Additional Paid-In Capital
Balance at beginning of period	729	2
Acquisition of TC PipeLines, LP	—	(398)
Issuance of stock options, net of exercises	(12)	(1)
Reclassification of additional paid-in capital deficit to retained earnings	—	397
Balance at end of period	717	—
Retained Earnings
Balance at beginning of period	3,773	5,367
Net income/(loss) attributable to controlling interests	389	(1,019)
Common share dividends	(884)	(852)
Preferred share dividends	(17)	(17)
Reclassification of additional paid-in capital deficit to retained earnings	—	(397)
Balance at end of period	3,261	3,082
Accumulated Other Comprehensive Loss
Balance at beginning of period	(1,434)	(2,439)
Other comprehensive loss attributable to controlling interests	(73)	(66)
Acquisition of TC PipeLines, LP	—	353
Balance at end of period	(1,507)	(2,152)
Equity Attributable to Controlling Interests	32,818	31,499
Equity Attributable to Non-Controlling Interests
Balance at beginning of period	125	1,682
Net income attributable to non-controlling interests	11	68
Other comprehensive loss attributable to non-controlling interests	(2)	(12)
Distributions declared to non-controlling interests	(10)	(50)
Acquisition of TC PipeLines, LP	—	(1,563)
Balance at end of period	124	125
Total Equity	32,942	31,624
See accompanying Notes to the Condensed consolidated financial statements.
48 | TC Energy First Quarter 2022

Notes to Condensed consolidated financial statements
(unaudited)
1. BASIS OF PRESENTATION
These Condensed consolidated financial statements of TC Energy Corporation (TC Energy or the Company) have been prepared by management in accordance with U.S. GAAP. The accounting policies applied are consistent with those outlined in TC Energy’s annual audited Consolidated financial statements for the year ended December 31, 2021, except as described in Note 2, Accounting changes. Capitalized and abbreviated terms that are used but not otherwise defined herein are identified in the 2021 audited Consolidated financial statements included in TC Energy’s 2021 Annual Report.
These Condensed consolidated financial statements reflect adjustments, all of which are normal recurring adjustments that are, in the opinion of management, necessary to reflect fairly the financial position and results of operations for the respective periods. These Condensed consolidated financial statements do not include all disclosures required in the annual financial statements and should be read in conjunction with the 2021 audited Consolidated financial statements included in TC Energy’s 2021 Annual Report. Certain comparative figures have been adjusted to reflect the current period's presentation.
Earnings for interim periods may not be indicative of results for the fiscal year in certain of the Company’s segments primarily due to:
•Natural gas pipelines segments – the timing of regulatory decisions and seasonal fluctuations in short-term throughput volumes on U.S. pipelines
•Liquids Pipelines – fluctuations in throughput volumes on the Keystone Pipeline System and marketing activities
•Power and Storage – the impact of seasonal weather conditions on customer demand and market pricing in addition to maintenance outages in certain of the Company’s investments in electrical power generation plants and Canadian non-regulated gas storage facilities.
Use of Estimates and Judgments
In preparing these financial statements, TC Energy is required to make estimates and assumptions that affect both the amount and timing of recording assets, liabilities, revenues and expenses since the determination of these items may be dependent on future events. The Company uses the most current information available and exercises careful judgment in making these estimates and assumptions. In the opinion of management, these Condensed consolidated financial statements have been properly prepared within reasonable limits of materiality and within the framework of the Company’s significant accounting policies included in the annual audited Consolidated financial statements for the year ended December 31, 2021, except as described in Note 2, Accounting changes.

TC Energy First Quarter 2022 | 49

2. ACCOUNTING CHANGES
Reference Rate Reform
In March 2020, FASB issued optional guidance with respect to the expected cessation of the U.S. dollar London Interbank Offered Rate (LIBOR), for which certain rate settings ceased to be published at the end of 2021 with full cessation by mid-2023. The guidance provides optional expedients for contracts and hedging relationships that are affected by reference rate reform if certain criteria are met. The Company expects to use practical expedients available in the guidance to treat contract modifications as events that do not require contract remeasurement or reassessment of previous accounting determinations. As such, these changes are not expected to have a material impact on the consolidated financial statements.
To date, the Company has completed its analysis of contracts impacted by reference rate reform as well as the necessary system changes to facilitate the adoption of the proposed standard market reference rates. For the three months ended March 31, 2022, the Company has not identified any applicable contract modifications as a result of reference rate reform. TC Energy continues to monitor any new developments with respect to this guidance.
Changes in Accounting Policies for 2022
Government Assistance
In November 2021, the FASB issued new guidance that expands annual disclosure requirements for entities that account for a transaction with a government by applying a grant or contribution accounting model by analogy to other accounting guidance. Entities are required to disclose the nature of the transactions, the related accounting policies used to account for the transactions, the effect of the transactions on an entity’s financial statements and any significant terms and conditions of the transaction. This new guidance is effective for annual disclosure requirements at December 31, 2022 and can be applied either prospectively or retrospectively, with early application permitted. The Company anticipates to adopt the guidance on a prospective basis for the 2022 annual consolidated financial statements.
Contract Assets and Liabilities from Contracts with Customers
In October 2021, the FASB issued new guidance that amends the accounting for contract assets and liabilities from contracts with customers acquired in a business combination. At the acquisition date, an acquirer should account for the contract assets and liabilities in accordance with guidance on revenue from contracts with customers. This new guidance is effective January 1, 2023 and is applied prospectively with early adoption permitted. Early adoption requires the application of the amendments retrospectively to all business combinations with an acquisition date in the year of early adoption. The Company elected to adopt the new guidance effective January 1, 2022 and it did not have a material impact on the Company's Consolidated financial statements.

50 | TC Energy First Quarter 2022

3. SEGMENTED INFORMATION

three months ended March 31, 2022	Canadian Natural Gas Pipelines	U.S. Natural Gas Pipelines	Mexico Natural Gas Pipelines	Liquids Pipelines	Power and Storage
(unaudited - millions of Canadian $)						Corporate[1]		Total

Revenues	1,088	1,449	152	668	143	—		3,500
Intersegment revenues	—	34	—	—	—	(34)	[2]	—
	1,088	1,483	152	668	143	(34)		3,500
Income from equity investments	4	79	9	14	71	28	[3]	205
Plant operating costs and other	(373)	(367)	(13)	(173)	(117)	37	[2]	(1,006)
Commodity purchase resold	—	—	—	(128)	—	—		(128)
Property taxes	(75)	(103)	—	(28)	(1)	—		(207)
Depreciation and amortization	(286)	(211)	(28)	(81)	(20)	—		(626)
Goodwill impairment charge	—	(571)	—	—	—	—		(571)
Segmented Earnings	358	310	120	272	76	31		1,167
Interest expense								(580)
Allowance for funds used during construction								75
Interest income and other[3]								61
Income before Income Taxes								723
Income tax expense								(323)
Net Income								400
Net income attributable to non-controlling interests								(11)
Net Income Attributable to Controlling Interests								389
Preferred share dividends								(31)
Net Income Attributable to Common Shares								358
1Includes intersegment eliminations.
2The Company records intersegment sales at contracted rates. For segmented reporting, these transactions are included as Intersegment revenues in the segment providing the service and Plant operating costs and other in the segment receiving the service. These transactions are eliminated on consolidation. Intersegment profit is recognized when the product or service has been provided to third parties or otherwise realized.
3Income from equity investments includes the Company's proportionate share of Sur de Texas foreign exchange gains and losses on the peso-denominated loans from affiliates which are fully offset in Interest income and other by the corresponding foreign exchange losses and gains on the affiliate receivable balance until March 15, 2022, when it was repaid upon maturity. Refer to Note 7, Loans receivable from affiliates, for additional information.
TC Energy First Quarter 2022 | 51

three months ended March 31, 2021	Canadian Natural Gas Pipelines	U.S. Natural Gas Pipelines	Mexico Natural Gas Pipelines	Liquids Pipelines	Power and Storage
(unaudited - millions of Canadian $)						Corporate[1]		Total

Revenues	1,119	1,351	154	573	184	—		3,381
Intersegment revenues	—	38	—	—	13	(51)	[2]	—
	1,119	1,389	154	573	197	(51)		3,381
Income from equity investments	2	71	38	18	95	35	[3]	259
Plant operating costs and other	(360)	(307)	(12)	(146)	(109)	48	[2]	(886)
Property taxes	(75)	(92)	—	(28)	(1)	—		(196)
Depreciation and amortization	(330)	(188)	(28)	(80)	(19)	—		(645)
Asset impairment charge and other	—	—	—	(2,845)	—	—		(2,845)
Segmented Earnings/(Losses)	356	873	152	(2,508)	163	32		(932)
Interest expense								(570)
Allowance for funds used during construction								50
Interest income and other[3]								62
Loss before Income Taxes								(1,390)
Income tax recovery								440
Net Loss								(950)
Net income attributable to non-controlling interests								(69)
Net Loss Attributable to Controlling Interests								(1,019)
Preferred share dividends								(38)
Net Loss Attributable to Common Shares								(1,057)
1Includes intersegment eliminations.
2The Company records intersegment sales at contracted rates. For segmented reporting, these transactions are included as Intersegment revenues in the segment providing the service and Plant operating costs and other in the segment receiving the service. These transactions are eliminated on consolidation. Intersegment profit is recognized when the product or service has been provided to third parties or otherwise realized.
3Income from equity investments includes the Company's proportionate share of Sur de Texas foreign exchange gains and losses on the peso-denominated loans from affiliates which are fully offset in Interest income and other by the corresponding foreign exchange losses and gains on the affiliate receivable balance. Refer to Note 7, Loans receivable from affiliates, for additional information.
Total Assets by Segment

(unaudited - millions of Canadian $)	March 31, 2022	December 31, 2021

Canadian Natural Gas Pipelines	26,162	25,213
U.S. Natural Gas Pipelines	44,527	45,502
Mexico Natural Gas Pipelines	7,440	7,547
Liquids Pipelines	15,526	14,951
Power and Storage	6,574	6,563
Corporate	4,953	4,442
	105,182	104,218
52 | TC Energy First Quarter 2022

4. REVENUES
Disaggregation of Revenues
The following tables summarize total Revenues for the three months ended March 31, 2022 and 2021:

three months ended March 31, 2022	Canadian Natural Gas Pipelines	U.S. Natural Gas Pipelines	Mexico Natural Gas Pipelines	Liquids Pipelines	Power and Storage	Total
(unaudited - millions of Canadian $)

Revenues from contracts with customers
Capacity arrangements and transportation	1,067	1,197	145	509	—	2,918
Power generation	—	—	—	—	87	87
Natural gas storage and other[1]	21	257	7	1	66	352
	1,088	1,454	152	510	153	3,357
Other revenues[2,3]	—	(5)	—	158	(10)	143
	1,088	1,449	152	668	143	3,500
1Includes $21 million of fee revenues from an affiliate related to development and construction of the Coastal GasLink pipeline project which is 35 per cent owned by TC Energy.
2Other revenues include income from the Company's marketing activities, financial instruments and lease arrangements. Refer to Note 13, Risk management and financial instruments, for additional information on financial instruments.
3Includes $31 million of operating lease income.

three months ended March 31, 2021	Canadian Natural Gas Pipelines	U.S. Natural Gas Pipelines	Mexico Natural Gas Pipelines	Liquids Pipelines	Power and Storage	Total
(unaudited - millions of Canadian $)

Revenues from contracts with customers
Capacity arrangements and transportation	1,092	1,119	146	486	—	2,843
Power generation	—	—	—	—	79	79
Natural gas storage and other[1]	27	210	8	1	76	322
	1,119	1,329	154	487	155	3,244
Other revenues[2,3]	—	22	—	86	29	137
	1,119	1,351	154	573	184	3,381
1Includes $27 million of fee revenues from an affiliate related to development and construction of the Coastal GasLink pipeline project which is 35 per cent owned by TC Energy.
2Other revenues include income from the Company's marketing activities, financial instruments and lease arrangements. Refer to Note 13, Risk management and financial instruments, for additional information on income from financial instruments.
3Includes $32 million of operating lease income.
Contract Balances

(unaudited - millions of Canadian $)	March 31, 2022	December 31, 2021	Affected line item on the Condensed consolidated balance sheet

Receivables from contracts with customers	1,478	1,627	Accounts receivable
Contract assets	233	202	Other current assets
Long-term contract assets	260	249	Other long-term assets
Contract liabilities[1]	106	90	Accounts payable and other
Long-term contract liabilities	166	184	Other long-term liabilities
1During the three months ended March 31, 2022, nil (2021 – $4 million) revenues were recognized that were included in contract liabilities at the beginning of the period.
TC Energy First Quarter 2022 | 53

Contract assets and long-term contract assets primarily relate to the Company’s right to revenues for services completed but not invoiced at the reporting date on long-term committed capacity natural gas pipelines contracts. The change in contract assets is primarily related to the transfer to Accounts receivable when these rights become unconditional and the customer is invoiced, as well as the recognition of additional revenues that remain to be invoiced. Contract liabilities and long-term contract liabilities primarily relate to force majeure fixed capacity payments received on long-term capacity arrangements in Mexico.
Future Revenues from Remaining Performance Obligations
As at March 31, 2022, future revenues from long-term pipeline capacity arrangements and transportation as well as natural gas storage and other contracts extending through 2049 are approximately $23.8 billion, of which approximately $2.8 billion is expected to be recognized during the remainder of 2022.
5. GOODWILL
Goodwill is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate it might be impaired. The Company can initially make this assessment based on qualitative factors. If the Company concludes that it is more likely than not that the fair value of the reporting unit is less than its carrying value, it will then perform a quantitative goodwill impairment test.
Great Lakes
During first quarter 2022, TC Energy elected to pursue an unanticipated opportunity to extend the existing recourse rates on Great Lakes. This prompted the Company to re-evaluate the impact of maintaining recourse rates at the current level as opposed to moving forward with the previously presumed Great Lakes rate case process in 2022.
On March 18, 2022, Great Lakes reached a pre-filing settlement with its customers and filed an unopposed rate case settlement with FERC by which Great Lakes and the settling parties agreed to maintain existing recourse rates through October 31, 2025. While the settlement created short-term rate certainty, it prompted a re-evaluation of Great Lakes’ long-term free cash flows. With recourse rates maintained at the current level for the next three years, the expectation of increased contracting, growth and other near-term commercial and regulatory opportunities were negatively impacted.
Management performed a quantitative impairment test that evaluated a range of assumptions through a discounted cash flow analysis using a risk-adjusted discount rate. It was determined that the estimated fair value of the Great Lakes reporting unit no longer exceeded its carrying value, including goodwill, and that an impairment charge was necessary. As a result, the Company recorded a pre-tax goodwill impairment charge of $571 million ($531 million after tax) within the U.S. Natural Gas Pipelines segment that is included in Goodwill and asset impairment charges and other in the Company's Condensed consolidated statement of income. The remaining goodwill balance related to Great Lakes is US$122 million at March 31, 2022 (December 31, 2021 – US$573 million). There is a risk that continued reductions in future cash flow forecasts and adverse changes in other key assumptions could result in a future impairment of a portion of the goodwill balance relating to Great Lakes.
The Company has elected to allocate goodwill impairment charges first to goodwill that is non-deductible for income tax purposes, with any remaining charge allocated to tax-deductible goodwill. The majority of the Great Lakes goodwill impairment charge was allocated to non-deductible goodwill and the income tax recovery of $40 million was attributable to the portion of the goodwill that was deductible for income tax purposes.
54 | TC Energy First Quarter 2022

6. INCOME TAXES
Effective Tax Rates
The effective income tax rates were 45 per cent and 32 per cent for the three months ended March 31, 2022 and 2021, respectively. The increase in the effective income tax rate was primarily due to a settlement-in-principle of Mexico income tax assessments discussed below and the non-tax deductible portion of the Great Lakes goodwill impairment charge recorded in the three months ended March 31, 2022, partially offset by lower foreign income tax rate differentials and lower flow-through income taxes.
Mexico Tax Audit
In 2019, the Mexican tax authority, the Tax Administration Services (SAT), completed an audit of the 2013 tax return of one of the Company’s subsidiaries in Mexico. The audit resulted in a tax assessment that denied the deduction for all interest expense and an assessment of additional tax, penalties and financial charges totaling less than US$1 million. The Company disagreed with this assessment and commenced litigation to challenge it. In January 2022, TC Energy received the tax court’s ruling on the 2013 tax return, which upheld the SAT assessment. From September 2021 to February 2022, the SAT issued assessments for tax years 2014 through 2017 which denied the deduction of all interest expense as well as assessed incremental withholding tax on the interest. These assessments totaled approximately US$490 million in income and withholding taxes, interest, penalties and other financial charges.
During first quarter 2022, TC Energy received a settlement offer from the SAT with respect to the above matters for the tax years 2013 through 2021 and subsequently reached a settlement-in-principle. In the three months ended March 31, 2022, the Company accrued US$153 million of income tax expense (inclusive of withholding taxes, interest, penalties and other financial charges). This amount was fully paid in April 2022.
7. LOANS RECEIVABLE FROM AFFILIATES
Related party transactions are conducted in the normal course of business and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.
Sur de Texas
TC Energy holds a 60 per cent equity interest in a joint venture with IEnova to own the Sur de Texas pipeline, for which TC Energy is the operator. In 2017, TC Energy entered into a MXN$21.3 billion unsecured revolving credit facility with the joint venture, which bore interest at a floating rate and was fully repaid upon maturity on March 15, 2022 in the amount of approximately $1.2 billion.
The Company's Condensed consolidated statement of income reflected the related interest income and foreign exchange impact on this loan which were fully offset upon consolidation with corresponding amounts included in TC Energy’s proportionate share of Sur de Texas' equity earnings as follows:

(unaudited - millions of Canadian $)	three months ended March 31		Affected line item in the Condensed consolidated statement of income
	2022	2021

Interest income[1]	19	21	Interest income and other
Interest expense[2]	(19)	(21)	Income from equity investments
Foreign exchange losses[1]	(28)	(35)	Interest income and other
Foreign exchange gains[1]	28	35	Income from equity investments
1Included in the Corporate segment.
2Included in the Mexico Natural Gas Pipelines segment.
TC Energy First Quarter 2022 | 55

As part of refinancing activities with the Sur de Texas joint venture, on March 15, 2022, the peso-denominated loan discussed above was replaced with a new U.S. dollar-denominated loan of an equivalent $1.2 billion (US$938 million). The loan bears interest at a floating rate and matures on March 15, 2023. At March 31, 2022, Loans receivable from affiliates under Current assets on the Company's Condensed consolidated balance sheet reflected this US$0.9 billion or $1.2 billion loan receivable from the Sur de Texas joint venture.
These loans represent TC Energy's proportionate share of debt financing to the joint venture. The related repayment and issuance discussed above are included in Investing activities in the Company's Condensed consolidated statement of cash flows.
Coastal GasLink Pipeline Limited Partnership
TC Energy holds a 35 per cent equity interest in Coastal GasLink Pipeline Limited Partnership (Coastal GasLink LP), which has contracted the Company to construct and operate the Coastal GasLink pipeline.
Subordinated Demand Revolving Credit Facility
The Company has a subordinated demand revolving credit facility with Coastal GasLink LP to provide additional short-term liquidity and funding flexibility to the project. The facility bears interest at a floating market-based rate and had a capacity of $500 million with an outstanding balance of $113 million at March 31, 2022 (December 31, 2021 – $1 million) reflected in Loans receivable from affiliates under Current assets on the Company's Condensed consolidated balance sheet.
Subordinated Loan Agreement
In 2021, the Company entered into a subordinated loan agreement with Coastal GasLink LP to provide interim temporary financing, if necessary, to fund incremental project costs as a bridge to a required increase in project-level financing. Under this agreement, financing available to Coastal GasLink LP is provided through a combination of interest-bearing loans subject to floating market-based rates and non-interest-bearing loans that are subject to a return to the Company under certain conditions at the time the final cost of the project is determined. In March 2022, TC Energy increased its commitment under this subordinated loan agreement by $500 million, which brought the total capacity of this loan to $3,775 million with an outstanding balance of $289 million as at March 31, 2022 (December 31, 2021 – $238 million) that is reflected in Long-term loans receivable from affiliate on the Company’s Condensed consolidated balance sheet.
8. LONG-TERM DEBT
Capitalized Interest
In the three months ended March 31, 2022, TC Energy capitalized interest related to capital projects of $2 million (2021 – $17 million).
Long-Term Debt Issuance
On April 22, 2022, ANR Pipeline Company entered into a note purchase agreement which commits the Company's subsidiary to issue US$100 million of Senior Unsecured Notes due in May 2029 bearing interest at a fixed rate of 3.26 per cent, US$300 million of Senior Unsecured Notes due in May 2032 bearing interest at a fixed rate of 3.43 per cent, US$200 million of Senior Unsecured Notes due in May 2034 bearing interest at a fixed rate of 3.58 per cent, and US$200 million of Senior Unsecured Notes due in May 2037 bearing interest at a fixed rate of 3.73 per cent. ANR Pipeline Company expects to issue these Senior Unsecured Notes in May 2022.

56 | TC Energy First Quarter 2022

9. JUNIOR SUBORDINATED NOTES ISSUED
Junior subordinated notes issued by the Company in the three months ended March 31, 2022 included the following:

(unaudited - millions of Canadian $, unless otherwise noted)
Company	Issue date	Type	Maturity date	Amount	Interest rate

TransCanada PipeLines Limited	March 2022	Junior Subordinated Notes[1]	March 2082	US 800	5.85%
1The junior subordinated notes were issued to TransCanada Trust, a financing trust subsidiary wholly owned by TCPL. While the obligations of TransCanada Trust are fully and unconditionally guaranteed by TCPL on a subordinated basis, TransCanada Trust is not consolidated in TC Energy's financial statements since TCPL does not have a variable interest in TransCanada Trust and the only substantive assets of TransCanada Trust are junior subordinated notes of TCPL.
In March 2022, TransCanada Trust (the Trust) issued US$800 million of Trust Notes – Series 2022-A to investors with a fixed interest rate of 5.60 per cent per annum for the first 10 years and resetting on the 10th anniversary and every five years thereafter. All of the proceeds of the issuance by the Trust were loaned to TCPL for US$800 million of junior subordinated notes of TCPL at an initial fixed rate of 5.85 per cent per annum, including a 0.25 per cent administration charge. The rate on the junior subordinated notes of TCPL will reset every five years commencing March 2032 until March 2052 to the then Five-Year Treasury Rate, as defined in the document governing the subordinated notes, plus 4.236 per cent per annum; from March 2052 until March 2082, the interest rate will reset to the then Five-Year Treasury Rate plus 4.986 per cent per annum. The junior subordinated notes are callable at TCPL's option at any time from December 7, 2031 to March 7, 2032 and on each interest payment and reset date thereafter at 100 per cent of the principal amount plus accrued and unpaid interest to the date of redemption.
The junior subordinated notes are subordinated in right of payment to existing and future senior indebtedness and other obligations of TCPL.

TC Energy First Quarter 2022 | 57

10. COMMON SHARES AND PREFERRED SHARES
The Board of Directors of TC Energy declared quarterly dividends as follows:

	three months ended March 31
(unaudited - Canadian $, rounded to two decimals)	2022	2021

per common share	0.90	0.87

per Series 1 preferred share	0.22	0.22
per Series 2 preferred share	0.13	0.13
per Series 3 preferred share	0.11	0.11
per Series 4 preferred share	0.09	0.09
per Series 5 preferred share	0.12	0.12
per Series 6 preferred share	0.11	0.10
per Series 7 preferred share	0.24	0.24
per Series 9 preferred share	0.24	0.24
Preferred Shares
On April 1, 2022, TC Energy announced that it will redeem all of the issued and outstanding Series 15 preferred shares on May 31, 2022 at a price equal to $25.00 per share. The Company intends to use the proceeds from the issuance of US$800 million junior subordinated notes through the Trust to finance this redemption. On April 28, 2022, the Company declared a final quarterly dividend of $0.30625 per Series 15 preferred share, for the period up to but excluding May 31, 2022, payable on May 31, 2022 to shareholders of record on May 17, 2022. This will be the final dividend on Series 15 preferred shares and, as the redemption date is also a dividend payment date, the redemption price will not include any accrued and unpaid dividends. Subsequent to May 31, 2022, the Series 15 preferred shares will cease to be entitled to dividends and will be delisted from the TSX.

58 | TC Energy First Quarter 2022

11. OTHER COMPREHENSIVE LOSS AND ACCUMULATED OTHER COMPREHENSIVE LOSS
Components of other comprehensive loss, including the portion attributable to non-controlling interests and related tax effects, are as follows:

three months ended March 31, 2022	Before tax amount	Income tax expense	Net of tax amount
(unaudited - millions of Canadian $)

Foreign currency translation gains and losses on net investment in foreign operations	(293)	(8)	(301)
Change in fair value of net investment hedges	25	(6)	19
Change in fair value of cash flow hedges	24	(6)	18
Reclassification to net income of gains and losses on cash flow hedges	15	(7)	8
Reclassification to net income of actuarial gains and losses on pension and other post-retirement benefit plans	2	(1)	1
Other comprehensive income on equity investments	240	(60)	180
Other Comprehensive Loss	13	(88)	(75)

three months ended March 31, 2021	Before tax amount	Income tax expense	Net of tax amount
(unaudited - millions of Canadian $)

Foreign currency translation gains and losses on net investment in foreign operations	(288)	(10)	(298)
Change in fair value of net investment hedges	15	(4)	11
Change in fair value of cash flow hedges	14	(3)	11
Reclassification to net income of gains and losses on cash flow hedges	11	(3)	8
Reclassification to net income of actuarial gains and losses on pension and other post-retirement benefit plans	3	—	3
Other comprehensive income on equity investments	249	(62)	187
Other Comprehensive Loss	4	(82)	(78)
The changes in AOCI by component are as follows:

three months ended March 31, 2022	Currency translation adjustments	Cash flow hedges	Pension and other post-retirement benefit plan	Equity investments	Total[1]
(unaudited - millions of Canadian $)

AOCI balance at January 1, 2022	(1,009)	(112)	(113)	(200)	(1,434)
Other comprehensive (loss)/income before reclassifications[2]	(280)	18	—	181	(81)
Amounts reclassified from AOCI[3]	—	8	1	(1)	8
Net Current Period Other Comprehensive (Loss)/Income	(280)	26	1	180	(73)
AOCI balance at March 31, 2022	(1,289)	(86)	(112)	(20)	(1,507)
1All amounts are net of tax. Amounts in parentheses indicate losses recorded to OCI.
2Other comprehensive (loss)/income before reclassifications on currency translation adjustments is net of non-controlling interest losses of $2 million.
3Losses related to cash flow hedges reported in AOCI and expected to be reclassified to net income in the next 12 months are estimated to be $33 million ($25 million after tax) at March 31, 2022. These estimates assume constant commodity prices, interest rates and foreign exchange rates over time, however, the amounts reclassified will vary based on the actual value of these factors at the date of settlement.
TC Energy First Quarter 2022 | 59

Details about reclassifications out of AOCI into the Condensed consolidated statement of income are as follows:

	three months ended March 31		Affected line item in the Condensed consolidated statement of income[1]
(unaudited - millions of Canadian $)	2022	2021

Cash flow hedges
Commodities	(9)	(2)	Revenues (Power and Storage)
Interest rate	(6)	(9)	Interest expense
	(15)	(11)	Total before tax
	7	3	Income tax expense/(recovery)
	(8)	(8)	Net of tax
Pension and other post-retirement benefit plan
Amortization of actuarial losses	(2)	(3)	Plant operating costs and other[2]
	1	—	Income tax expense/(recovery)
	(1)	(3)	Net of tax
Equity investments
Equity income	1	(8)	Income from equity investments
	—	2	Income tax expense/(recovery)
	1	(6)	Net of tax
1All amounts in parentheses indicate expenses to the Condensed consolidated statement of income.
2These AOCI components are included in the computation of net benefit cost. Refer to Note 12, Employee post-retirement benefits, for additional information.
12. EMPLOYEE POST-RETIREMENT BENEFITS
The net benefit cost recognized for the Company’s pension benefit plans and other post-retirement benefit plans is as follows:

	three months ended March 31
	Pension benefit plans		Other post-retirement benefit plans
(unaudited - millions of Canadian $)	2022	2021	2022	2021

Service cost[1]	36	43	1	1
Other components of net benefit cost[1]
Interest cost	31	30	3	3
Expected return on plan assets	(59)	(58)	(3)	(3)
Amortization of actuarial losses	3	6	—	1
Amortization of regulatory asset	3	6	—	—
	(22)	(16)	—	1
Net Benefit Cost	14	27	1	2
1Service cost and other components of net benefit cost are included in Plant operating costs and other in the Condensed consolidated statement of income.
60 | TC Energy First Quarter 2022

13. RISK MANAGEMENT AND FINANCIAL INSTRUMENTS
Risk Management Overview
TC Energy has exposure to market risk and counterparty credit risk, and has strategies, policies and limits in place to manage the impact of these risks on its earnings, cash flows and, ultimately, shareholder value.
Counterparty Credit Risk
TC Energy’s exposure to counterparty credit risk includes its cash and cash equivalents, accounts receivable and certain contractual recoveries, available-for-sale assets, the fair value of derivative assets and loans receivable.
Significant market events including global energy demand and supply disruptions as well as the sustained impact of the COVID-19 pandemic continue to contribute to market uncertainty impacting a number of TC Energy's customers. While the majority of the Company's credit exposure is to large creditworthy entities, TC Energy maintains close monitoring and communication with those counterparties experiencing greater financial pressures due to significant market events. Refer to TC Energy's 2021 Annual Report for more information about the factors that mitigate the Company's counterparty credit risk exposure.
The Company reviews financial assets carried at amortized cost for impairment using the lifetime expected loss of the financial asset at initial recognition and throughout the life of the financial asset. TC Energy uses historical credit loss and recovery data, adjusted for management's judgment regarding current economic and credit conditions, along with supportable forecasts to determine any impairment, which is recognized in Plant operating costs and other. At March 31, 2022, there were no significant credit losses, no significant credit risk concentration and no significant amounts past due or impaired.
The Company has significant credit and performance exposure to financial institutions because they hold cash deposits and provide committed credit lines and letters of credit that help manage our exposure to counterparties and provide liquidity in commodity, foreign exchange and interest rate derivative markets.
Net Investment in Foreign Operations
The Company hedges a portion of its net investment in foreign operations (on an after-tax basis) with U.S. dollar-denominated debt, cross-currency interest rate swaps, foreign exchange forwards and foreign exchange options as appropriate.
The fair values and notional amounts for the derivatives designated as a net investment hedge were as follows:

	March 31, 2022		December 31, 2021
(unaudited - millions of Canadian $, unless otherwise noted)	Fair value[1,2]	Notional amount	Fair value[1,2]	Notional amount

U.S. dollar foreign exchange options (maturing 2022 to 2023)	14	US 3,800	(4)	US 3,800
U.S. dollar cross-currency interest rate swaps (maturing 2022 to 2025)	25	US 300	23	US 400
	39	US 4,100	19	US 4,200
1Fair value equals carrying value.
2No amounts have been excluded from the assessment of hedge effectiveness.
The notional amounts and fair values of U.S. dollar-denominated debt designated as a net investment hedge were as follows:

(unaudited - millions of Canadian $, unless otherwise noted)	March 31, 2022	December 31, 2021

Notional amount	30,200 (US 24,200)	30,700 (US 24,200)
Fair value	32,400 (US 26,000)	35,500 (US 28,100)

TC Energy First Quarter 2022 | 61

Non-Derivative Financial Instruments
Fair value of non-derivative financial instruments
Available-for-sale assets are recorded at fair value which is calculated using quoted market prices where available. Certain non-derivative financial instruments included in Cash and cash equivalents, Accounts receivable, Loans receivable from affiliates, Other current assets, Long-term loans receivable from affiliate, Restricted investments, Other long-term assets, Notes payable, Accounts payable and other, Dividends payable, Accrued interest and Other long-term liabilities have carrying amounts that approximate their fair value due to the nature of the item or the short time to maturity. Each of these instruments are classified in Level II of the fair value hierarchy, except for the Company's LMCI equity securities which are classified in Level I.
Credit risk has been taken into consideration when calculating the fair value of non-derivative financial instruments.
Balance sheet presentation of non-derivative financial instruments
The following table details the fair value of non-derivative financial instruments, excluding those where carrying amounts approximate fair value, and would be classified in Level II of the fair value hierarchy:

	March 31, 2022		December 31, 2021
(unaudited - millions of Canadian $)	Carrying amount	Fair value	Carrying amount	Fair value

Long-term debt, including current portion	(38,279)	(41,059)	(38,661)	(45,615)
Junior subordinated notes	(9,831)	(9,649)	(8,939)	(9,236)
	(48,110)	(50,708)	(47,600)	(54,851)
Available-for-sale assets summary
The following tables summarize additional information about the Company's restricted investments that were classified as available-for-sale assets:

	March 31, 2022		December 31, 2021
(unaudited - millions of Canadian $)	LMCI restricted investments	Other restricted investments[1]	LMCI restricted investments	Other restricted investments[1]

Fair values of fixed income securities[2,3]
Maturing within 1 year	—	28	—	26
Maturing within 1-5 years	39	90	8	107
Maturing within 5-10 years	1,074	—	1,150	—
Maturing after 10 years	74	—	84	—
Fair value of equity securities[2,4]	764	—	817	—
	1,951	118	2,059	133
1Other restricted investments have been set aside to fund insurance claim losses to be paid by the Company's wholly-owned captive insurance subsidiary.
2Available-for-sale assets are recorded at fair value and included in Other current assets and Restricted investments on the Company's Condensed consolidated balance sheet.
3Classified in Level II of the fair value hierarchy.
4Classified in Level I of the fair value hierarchy.
62 | TC Energy First Quarter 2022

	three months ended March 31
	2022		2021
(unaudited - millions of Canadian $)	LMCI restricted investments[1]	Other restricted investments[2]	LMCI restricted investments[1]	Other restricted investments[2]

Net unrealized losses	(149)	(4)	(40)	(1)
Net realized losses[3]	(2)	—	(1)	—
1Losses arising from changes in the fair value of LMCI restricted investments impact the subsequent amounts to be collected through tolls to cover future pipeline abandonment costs. As a result, the Company records these losses as regulatory liabilities.
2Losses on other restricted investments are included in Interest income and other in the Condensed consolidated statement of income.
3Realized losses on the sale of LMCI restricted investments are determined using the average cost basis.
Derivative Instruments
Fair value of derivative instruments
The fair value of foreign exchange and interest rate derivatives has been calculated using the income approach which uses period-end market rates and applies a discounted cash flow valuation model. The fair value of commodity derivatives has been calculated using quoted market prices where available. In the absence of quoted market prices, third-party broker quotes or other valuation techniques have been used. The fair value of options has been calculated using the Black-Scholes pricing model. Credit risk has been taken into consideration when calculating the fair value of derivative instruments. Unrealized gains and losses on derivative instruments are not necessarily representative of the amounts that will be realized on settlement.
In some cases, even though the derivatives are considered to be effective economic hedges, they do not meet the specific criteria for hedge accounting treatment or are not designated as a hedge and are accounted for at fair value with changes in fair value recorded in net income in the period of change. This may expose the Company to increased variability in reported earnings because the fair value of the derivative instruments can fluctuate significantly from period to period.
The recognition of gains and losses on derivatives for Canadian natural gas regulated pipeline exposures is determined through the regulatory process. Gains and losses arising from changes in the fair value of derivatives accounted for as part of rate-regulated accounting, including those that qualify for hedge accounting treatment, are expected to be recovered or refunded through the tolls charged by the Company. As a result, these gains and losses are deferred as regulatory assets and regulatory liabilities and are collected from or refunded to the rate payers in subsequent years when the derivative settles.
TC Energy First Quarter 2022 | 63

Balance sheet presentation of derivative instruments
The balance sheet classification of the fair value of derivative instruments was as follows:

at March 31, 2022	Cash flow hedges	Net investment hedges	Held for trading	Total fair value of derivative instruments[1]
(unaudited - millions of Canadian $)

Other current assets
Commodities[2]	—	—	387	387
Foreign exchange	—	13	37	50
	—	13	424	437
Other long-term assets
Commodities[2]	—	—	14	14
Foreign exchange	—	39	6	45
Interest rate	12	—	—	12
	12	39	20	71
Total Derivative Assets	12	52	444	508
Accounts payable and other
Commodities[2]	(20)	—	(437)	(457)
Foreign exchange	—	(4)	(34)	(38)
Interest rate	(1)	—	—	(1)
	(21)	(4)	(471)	(496)
Other long-term liabilities
Commodities[2]	(3)	—	(16)	(19)
Foreign exchange	—	(9)	(5)	(14)
	(3)	(9)	(21)	(33)
Total Derivative Liabilities	(24)	(13)	(492)	(529)
Total Derivatives	(12)	39	(48)	(21)
1Fair value equals carrying value.
2Includes purchases and sales of power, natural gas, liquids and emission credits.

64 | TC Energy First Quarter 2022

at December 31, 2021	Cash flow hedges	Net investment hedges	Held for trading	Total fair value of derivative instruments[1]
(unaudited - millions of Canadian $)

Other current assets
Commodities[2]	—	—	122	122
Foreign exchange	—	10	37	47
	—	10	159	169
Other long-term assets
Commodities[2]	—	—	8	8
Foreign exchange	—	32	6	38
Interest rate	2	—	—	2
	2	32	14	48
Total Derivative Assets	2	42	173	217
Accounts payable and other
Commodities[2]	(23)	—	(138)	(161)
Foreign exchange	—	(4)	(46)	(50)
Interest rate	(10)	—	—	(10)
	(33)	(4)	(184)	(221)
Other long-term liabilities
Commodities[2]	(4)	—	(6)	(10)
Foreign exchange	—	(19)	(10)	(29)
Interest rate	(8)	—	—	(8)
	(12)	(19)	(16)	(47)
Total Derivative Liabilities	(45)	(23)	(200)	(268)
Total Derivatives	(43)	19	(27)	(51)
1Fair value equals carrying value.
2Includes purchases and sales of power, natural gas and liquids.
The majority of derivative instruments held for trading have been entered into for risk management purposes and all are subject to the Company's risk management strategies, policies and limits. These include derivatives that have not been designated as hedges or do not qualify for hedge accounting treatment but have been entered into as economic hedges to manage the Company's exposures to market risk.
Notional and maturity summary
The maturity and notional amount or quantity outstanding related to the Company's derivative instruments excluding hedges of the net investment in foreign operations was as follows:

at March 31, 2022	Power	Natural Gas	Liquids		Foreign exchange	Interest rate
(unaudited)				Emission Credits

Net sales/(purchases)[1]	645	(33)	4	100	—	—
Millions of U.S. dollars	—	—	—	—	6,990	400
Millions of Mexican pesos	—	—	—	—	5,300	—
Maturity dates	2022-2026	2022-2027	2022	2022	2022-2026	2024-2026
1Volumes for power, natural gas, liquids and emission credit derivatives are in GWh, Bcf, MMBbls and thousand metric tonnes CO2, respectively.
TC Energy First Quarter 2022 | 65

at December 31, 2021	Power	Natural Gas	Liquids	Foreign exchange	Interest rate
(unaudited)

Net sales/(purchases)[1]	490	(52)	4	—	—
Millions of U.S. dollars	—	—	—	6,636	650
Millions of Mexican pesos	—	—	—	5,500	—
Maturity dates	2022-2026	2022-2027	2022	2022-2026	2024-2026
1Volumes for power, natural gas and liquids derivatives are in GWh, Bcf and MMBbls, respectively.
Unrealized and Realized Gains and Losses on Derivative Instruments
The following summary does not include hedges of the net investment in foreign operations:

	three months ended March 31
(unaudited - millions of Canadian $)	2022	2021

Derivative Instruments Held for Trading[1]
Amount of unrealized (losses)/gains in the period
Commodities	(38)	31
Foreign exchange	22	5
Amount of realized gains in the period
Commodities	141	61
Foreign exchange	41	41
Derivative Instruments in Hedging Relationships[2]
Amount of realized losses in the period
Commodities	(3)	(11)
Interest rate	(3)	(6)
1Realized and unrealized gains and losses on held-for-trading derivative instruments used to purchase and sell commodities are included on a net basis in Revenues. Realized and unrealized gains on foreign exchange held-for-trading derivative instruments are included on a net basis in Interest income and other.
2There were no gains or losses included in Net income/(loss) relating to discontinued cash flow hedges where it was probable that the anticipated transaction would not occur.
Derivatives in cash flow hedging relationships
The components of OCI (Note 11) related to the change in fair value of derivatives in cash flow hedging relationships before tax and including the portion attributable to non-controlling interests were as follows:

	three months ended March 31
(unaudited - millions of Canadian $, pre-tax)	2022	2021

Change in fair value of derivative instruments recognized in OCI[1]
Commodities	(5)	(4)
Interest rate	29	18
	24	14
1No amounts have been excluded from the assessment of hedge effectiveness. Amounts in parentheses indicate losses recorded to OCI.
66 | TC Energy First Quarter 2022

Effect of cash flow hedging relationships
The following table details amounts presented in the Condensed consolidated statement of income in which the effects of cash flow hedging relationships were recorded:

	three months ended March 31
(unaudited - millions of Canadian $)	2022	2021

Cash Flow Hedges
Reclassification of losses on derivative instruments from AOCI to Net income/(loss)[1,2]
Interest rate[3]	(6)	(9)
Commodities[4]	(9)	(2)
	(15)	(11)
1Refer to Note 11, Other comprehensive loss and accumulated other comprehensive loss, for the components of OCI related to derivatives in cash flow hedging relationships.
2There are no amounts recognized in earnings that were excluded from effectiveness testing.
3Presented within Interest expense in the Condensed consolidated statement of income.
4Presented within Revenues (Power and Storage) in the Condensed consolidated statement of income.
Offsetting of derivative instruments
The Company enters into derivative contracts with the right to offset in the normal course of business as well as in the event of default. TC Energy has no master netting agreements, however, similar contracts are entered into containing rights to offset. The Company has elected to present the fair value of derivative instruments with the right to offset on a gross basis on the Condensed consolidated balance sheet. The following table shows the impact on the presentation of the fair value of derivative instrument assets and liabilities had the Company elected to present these contracts on a net basis:

at March 31, 2022	Gross derivative instruments	Amounts available for offset[1]	Net amounts
(unaudited - millions of Canadian $)

Derivative instrument assets
Commodities	401	(334)	67
Foreign exchange	95	(45)	50
Interest rate	12	(1)	11
	508	(380)	128
Derivative instrument liabilities
Commodities	(476)	334	(142)
Foreign exchange	(52)	45	(7)
Interest rate	(1)	1	—
	(529)	380	(149)
1Amounts available for offset do not include cash collateral pledged or received.

TC Energy First Quarter 2022 | 67

at December 31, 2021	Gross derivative instruments	Amounts available for offset[1]	Net amounts
(unaudited - millions of Canadian $)

Derivative instrument assets
Commodities	130	(91)	39
Foreign exchange	85	(54)	31
Interest rate	2	(1)	1
	217	(146)	71
Derivative instrument liabilities
Commodities	(171)	91	(80)
Foreign exchange	(79)	54	(25)
Interest rate	(18)	1	(17)
	(268)	146	(122)
1Amounts available for offset do not include cash collateral pledged or received.
With respect to the derivative instruments presented above, the Company provided cash collateral of $138 million and letters of credit of $86 million at March 31, 2022 (December 31, 2021 – $144 million and $130 million, respectively) to its counterparties. At March 31, 2022, the Company held no cash collateral and a $6 million balance in letters of credit (December 31, 2021 – nil and $6 million, respectively) from counterparties on asset exposures.
Credit-risk-related contingent features of derivative instruments
Derivative contracts entered into to manage market risk often contain financial assurance provisions that allow parties to the contracts to manage credit risk. These provisions may require collateral to be provided if a credit-risk-related contingent event occurs, such as a downgrade in the Company’s credit rating to non-investment grade. The Company may also need to provide collateral if the fair value of its derivative financial instruments exceeds pre-defined exposure limits.
Based on contracts in place and market prices at March 31, 2022, the aggregate fair value of all derivative instruments with credit-risk-related contingent features that were in a net liability position was $6 million (December 31, 2021 – $5 million), for which the Company has provided no collateral in the normal course of business. If the credit-risk-related contingent features in these agreements were triggered on March 31, 2022, the Company would have been required to provide collateral equal to the fair value of the related derivative instruments discussed above. Collateral may also need to be provided should the fair value of derivative instruments exceed pre-defined contractual exposure limit thresholds.
The Company has sufficient liquidity in the form of cash and undrawn committed revolving credit facilities to meet these contingent obligations should they arise.

68 | TC Energy First Quarter 2022

Fair Value Hierarchy
The Company’s financial assets and liabilities recorded at fair value have been categorized into three categories based on a fair value hierarchy.

Levels	How fair value has been determined

Level I	Quoted prices in active markets for identical assets and liabilities that the Company has the ability to access at the measurement date. An active market is a market in which frequency and volume of transactions provides pricing information on an ongoing basis.
Level II
This category includes interest rate and foreign exchange derivative assets and liabilities where fair value is determined using the income approach and commodity derivatives where fair value is determined using the market approach.
Inputs include published exchange rates, interest rates, interest rate swap curves, yield curves and broker quotes from external data service providers.

Level III
This category includes long-dated commodity transactions in certain markets where liquidity is low and the Company uses the most observable inputs available or, if not available, long-term broker quotes to estimate the fair value for these transactions.
There is uncertainty caused by using unobservable market data which may not accurately reflect possible future changes in fair value.

The fair value of the Company’s derivative assets and liabilities measured on a recurring basis, including both current and non-current portions, were categorized as follows:

at March 31, 2022	Quoted prices in active markets (Level I)	Significant other observable inputs (Level II)[1]	Significant unobservable inputs (Level III)[1]
(unaudited - millions of Canadian $)				Total

Derivative instrument assets
Commodities	241	160	—	401
Foreign exchange	—	95	—	95
Interest rate	—	12	—	12
Derivative instrument liabilities
Commodities	(303)	(161)	(12)	(476)
Foreign exchange	—	(52)	—	(52)
Interest rate	—	(1)	—	(1)
	(62)	53	(12)	(21)
1There were no transfers from Level II to Level III for the three months ended March 31, 2022.

at December 31, 2021	Quoted prices in active markets (Level I)	Significant other observable inputs (Level II)[1]	Significant unobservable inputs (Level III)[1]
(unaudited - millions of Canadian $)				Total

Derivative instrument assets
Commodities	39	91	—	130
Foreign exchange	—	85	—	85
Interest rate	—	2	—	2
Derivative instrument liabilities
Commodities	(49)	(116)	(6)	(171)
Foreign exchange	—	(79)	—	(79)
Interest rate	—	(18)	—	(18)
	(10)	(35)	(6)	(51)
1There were no transfers from Level II to Level III for the year ended December 31, 2021.
TC Energy First Quarter 2022 | 69

The following table presents the net change in fair value of derivative assets and liabilities classified as Level III of the fair value hierarchy:

	three months ended March 31
(unaudited - millions of Canadian $)	2022	2021

Balance at beginning of period	(6)	(4)
Total losses included in Net income/(loss)	(6)	—
Balance at End of Period[1]	(12)	(4)
1For the three months ended March 31, 2022, there were unrealized losses of $6 million, recognized in Revenues attributed to derivatives in the Level III category that were held at March 31, 2022 (2021 – nil).
14. CONTINGENCIES AND GUARANTEES
Contingencies
TC Energy and its subsidiaries are subject to various legal proceedings, arbitrations and actions arising in the normal course of business. While the final outcome of such legal proceedings and actions cannot be predicted with certainty, it is the opinion of management that the resolution of such normal course proceedings and actions will not have a material impact on the Company’s consolidated financial position or results of operations.
Guarantees
TC Energy and its partner on the Sur de Texas pipeline, IEnova, have jointly guaranteed the financial performance of the entity which owns the pipeline. Such agreements include a guarantee and a letter of credit which are primarily related to the delivery of natural gas.
TC Energy and its joint venture partner on Bruce Power, BPC Generation Infrastructure Trust, have each severally guaranteed certain contingent financial obligations of Bruce Power related to a lease agreement and contractor and supplier services.
The Company and its partners in certain other jointly-owned entities have either (i) jointly and severally, (ii) jointly or (iii) severally guaranteed the financial performance of these entities. Such agreements include guarantees and letters of credit which are primarily related to construction services and the payment of liabilities. For certain of these entities, any payments made by TC Energy under these guarantees in excess of its ownership interest are to be reimbursed by its partners.
The carrying value of these guarantees has been included in Other long-term liabilities on the Condensed consolidated balance sheet. Information regarding the Company’s guarantees is as follows:

		March 31, 2022		December 31, 2021
(unaudited - millions of Canadian $)	Term	Potential exposure[1]	Carrying value	Potential exposure[1]	Carrying value

Sur de Texas	to 2043	92	—	93	—
Bruce Power	to 2023	88	—	88	—
Other jointly-owned entities	to 2043	79	3	80	4
		259	3	261	4
1TC Energy's share of the potential estimated current or contingent exposure.

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15. VARIABLE INTEREST ENTITIES
Consolidated VIEs
The Company's consolidated VIEs consist of legal entities where the Company is the primary beneficiary. As the primary beneficiary, the Company has the power, through voting or similar rights, to direct the activities of the VIE that most significantly impact economic performance including purchasing or selling significant assets; maintenance and operations of assets; incurring additional indebtedness; or determining the strategic operating direction of the entity. In addition, the Company has the obligation to absorb losses or the right to receive benefits from the consolidated VIE that could potentially be significant to the VIE.
A significant portion of the Company’s assets are held through VIEs in which the Company holds a 100 per cent voting interest, the VIE meets the definition of a business and the VIE’s assets can be used for general corporate purposes. The consolidated VIEs whose assets cannot be used for purposes other than the settlement of the VIE’s obligations, or are not considered a business, are as follows:

(unaudited - millions of Canadian $)	March 31, 2022	December 31, 2021

ASSETS
Current Assets
Cash and cash equivalents	69	72
Accounts receivable	70	70
Inventories	27	28
Other	9	13
	175	183
Plant, Property and Equipment	3,629	3,672
Equity Investments	883	890
Goodwill	415	421
	5,102	5,166
LIABILITIES
Current Liabilities
Accounts payable and other	185	232
Accrued interest	21	17
Current portion of long-term debt	29	29
	235	278
Regulatory Liabilities	67	66
Other Long-Term Liabilities	1	1
Deferred Income Tax Liabilities	12	13
Long-Term Debt	1,972	2,025
	2,287	2,383

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Non-Consolidated VIEs
The Company’s non-consolidated VIEs consist of legal entities where the Company is not the primary beneficiary as it does not have the power to direct the activities that most significantly impact the economic performance of these VIEs or where this power is shared with third parties. The Company contributes capital to these VIEs and receives ownership interests that provide it with residual claims on assets after liabilities are paid.
The carrying value of these VIEs and the maximum exposure to loss as a result of the Company's involvement with these VIEs are as follows:

(unaudited - millions of Canadian $)	March 31, 2022	December 31, 2021

Balance Sheet Exposure
Loan receivable from affiliate[1]	113	1
Equity investments
Bruce Power	4,588	4,493
Pipeline equity investments	1,886	1,605
Long-term loans receivable from affiliate[1]	289	238
Off-Balance Sheet Exposure[2]
Coastal GasLink[3]	3,486	3,037
Bruce Power[4]	2,385	974
Pipeline equity investments	94	171
Maximum Exposure to Loss	12,841	10,519
1 Refer to Note 7, Loans receivable from affiliates, for additional information.
2 Includes maximum potential exposure to guarantees and future funding commitments.
3 Represents the total capacity of $3,775 million committed under a subordinated loan agreement with Coastal GasLink LP less the $289 million balance outstanding under this loan agreement as at March 31, 2022 (December 31, 2021 – $3,275 million and $238 million, respectively). Refer to Note 7, Loans receivable from affiliates, for additional information.
4 On March 7, 2022, the IESO verified Bruce Power's Unit 3 MCR program final cost and schedule duration estimate submitted in December 2021. As at March 31, 2022, the maximum exposure includes TC Energy’s portion of capital to be invested under the Unit 3 MCR program as well as the expected increase in the capital to be invested under the Asset Management program through 2027.
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